

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

March 20, 2017

<u>Via E-Mail</u>
Brett Roper
Chief Operating Officer
Medicine Man Technologies, Inc.
4880 Havana Street
Suite 200 South
Denver, Colorado 80239

> **Re: Medicine Man Technologies, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed March 6, 2017**
> **File No. 000-55450**

Dear Mr. Roper:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>General</u>

1.   You state that, on February 28, 2017, holders representing approximately 53% of your issued and outstanding common stock executed written consents approving the Pono and SN Agreements. We note your disclosure on page 12 that officers and directors hold 18.9% of outstanding common stock. Please explain to us how you obtained majority shareholder approval of these transactions. Your explanation should identify the shareholders who approved these transactions, indicate the amount and percent of shares held by each of these shareholders, and discuss how you obtained their consents. Please also provide us with a legal analysis detailing how you obtained written consents in a manner that did not constitute a solicitation subject to the proxy rules.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Kasey Robinson, Staff Attorney, at (202) 551-5880 or me at (202) 551-3673 if you have any questions.

       Sincerely,

       /s/ Folake Ayoola

       Folake Ayoola
       Senior Counsel
       Office of Real Estate and
       Commodities